October 16, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Amber International Holding Limited

Request to Withdraw Registration Statement on Form F-3 (File No. 333-288535)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Amber International Holding Limited (the “Registrant”) hereby requests that the above-referenced registration statements on Form F-3 filed on July 7, 2025, including all exhibits filed therewith (the “F-3 Registration Statement”), be withdrawn, effective as of the date hereof.

The Registrant has determined not to proceed at this time with the proposed offering and sale of the securities proposed to be covered by the F-3 Registration Statement. The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the F-3 Registration Statement or the prospectus contained therein. Furthermore, there was no circulation of the preliminary prospectuses in connection with the proposed transaction and the F-3 Registration Statement was not declared effective by the Commission. The Company believes that the withdrawal of the F-3 Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”).

Pursuant to Rule 477(b), the Registrant understands that this request for withdrawal of the Form F-3 will be deemed granted as of the date hereof unless the Registrant receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

In accordance with Rule 457(p) of Regulation C, the Registrant requests that all fees paid to the Commission in connection with the filing of the F-3 Registration Statement be credited for future use.

Very truly yours,

Amber International Holding Limited

By:	/s/ Josephine Ngai
Name:	Josephine Ngai
Title:	Chief Financial Officer